VEON appoints Serkan Okandan as Group CFO Amsterdam, 6 April 2020 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, announces the appointment of Serkan Okandan as Group Chief Financial Officer (CFO), effective from 1 May 2020. Serkan brings more than 25 years’ experience to VEON, including as Group CFO at the Etisalat Group and Group CFO at Turkcell. During his twenty years at the Etisalat Group and Turkcell, telecommunications providers in the Middle East, Eastern Europe, Asia and Africa, he also held senior management and board positions of subsidiaries in Ukraine and Pakistan – two of VEON’s largest operating countries. Serkan will report to VEON’s co-CEOs Sergi Herrero and Kaan Terzioglu and join VEON’s Group Executive Committee. Commenting on the appointment, Kaan Terzioglu and Sergi Herrero said: “Serkan is a first- class executive who brings a wealth of experience to VEON which will be invaluable as we look to consolidate our position in connectivity and digital services. We are pleased to welcome him to VEON.” Serkan Okandan said: “VEON is a company with a clear strategy for growth over the coming years, in both connectivity and digital services. With new co-CEOs and 212 million customers in some of the world’s most dynamic and youthful countries I am delighted to join and help drive the company’s growth agenda.” Serkan is a graduate of the Faculty of Economics and Administrative Sciences at Bosphorus University in Istanbul, Turkey. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com.

Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON Contacts Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200